SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated April 8, 2005 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated April 8, 2005, the Company reported that on April 7, 2005 the Company canceled its Notes issued in pesos during the year 2000 for an original amount of $ 85.0 million which have an interest rate of 14.875%.

The outstanding Notes before the total cancellation were up to the sum of $48.4 million, which were totally cancelled.

Additionally, the Company got a loan from two financial institutions of the country for $50.0 million, due on April 5, 2007 and with amortizations each 6 months. This amount has being mainly used to cancel the Company’s Notes.

The above mentioned loan has an interest rate for the first year of 7.875% which allows us to reduce the financial cost of our debt.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: April 8, 2005